U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05569                               November 5, 2002


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN UNIVERSAL TRUST


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403









                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
November 5, 2002








MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ KIMBERLY H. MONASTERIO
-----------------------------------
KIMBERLEY H. MONASTERIO
PRINCIPAL ACCOUNTING OFFICER
















                                                                    ATTACHMENT I


FUND                                                            PERIOD COVERED
------------------------------------------------------------------------------

FRANKLIN STRATEGIC SERIES
      Franklin Aggressive Growth Fund        August 1, 2002 - September 30, 2002
      Franklin Large Cap Fund                August 1, 2002 - September 30, 2002
      Franklin U.S. Long-Short Fund          August 1, 2002 - September 30, 2002
      Franklin Natural Resources Fund        August 1, 2002 - September 30, 2002
      Franklin Biotechnology Discovery Fund  August 1, 2002 - September 30, 2002
      Franklin Blue Chip Fund                August 1, 2002 - September 30, 2002
      Franklin Global Health Care Fund       August 1, 2002 - September 30, 2002
      Franklin Global Communications Fund    August 1, 2002 - September 30, 2002
      Franklin Strategic Income Fund         August 1, 2002 - September 30, 2002
      Franklin California Growth Fund        August 1, 2002 - September 30, 2002
      Franklin Technology Fund               August 1, 2002 - September 30, 2002
      Franklin Small Cap Growth II Fund      August 1, 2002 - September 30, 2002
      Franklin Small Mid-Cap Growth Fund     August 1, 2002 - September 30, 2002


FRANKLIN VALUE INVESTORS TRUST
      Franklin Balance Sheet
      Investment Fund                      September 1, 2002 -September 30, 2002

FRANKLIN INVESTORS SECURITIES FUND
      Franklin Short Intermediate U.S.
      Government Sec. Fund                 September 1,2002 - September 30, 2002
      Franklin Convertible Securities Fund September 1, 2002 -September 30, 2002
      Franklin Equity Income Fund          September 1, 2002- September 30, 2002


Franklin Real Estate Securities Fund       August 1, 2002 - September 30, 2002
Franklin Multi-Income Trust                June  1,  2002 -  September 30, 2002
Franklin Universal Trust                   September 1, 2002- September 30, 2002
Franklin Strategic Mortgage Portfolio      September 1, 2002- September 30, 2002